September 1st, 2005

SUBJECT :	NEPTUNE TECHNOLOGIES & BIORESSOURCES CUSIP CA64077P

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the General Annual

Meeting date for the above-mentioned company is November 25, 2005.

The record date, for the determination of the shareholders entitled to receive notice of said

Meeting, is fixed on September 28, 2005.

SHARE OWNERSHIP MANAGEMENT

NEPTUNE TECHNOLOGIES & BIORESSOURCES

Tel.: 1 (800) 341-1419

Per: /s/ Sylvie St-Pierre

        Authorized Officer

900-1100 rue University

Montréal (Québec)

H3B 2G7